January 28, 2013

VIA EDGAR

Christian Windsor
Special Counsel
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Prosper Funding LLC
Prosper Marketplace, Inc.
Post-Effective Amendment No. 1 to Registration Statement on Form S-1
File No. 333-179941 and 333-179941-01

Dear Mr. Windsor:

Prosper Funding LLC (“Prosper Funding”) and Prosper Marketplace, Inc. (“PMI” and, collectively with Prosper Funding, the “Registrants”), in connection with Post-Effective Amendment No. 1 to their Registration Statements on Form S-1 (File No. 333-179941 and 333-179941-01), filed with the U.S. Securities and Exchange Commission (the “SEC") on January 28, 2013 (the “Registration Statements”), hereby request the acceleration of the effectiveness of said Post-Effective Amendment No. 1 to 4:00 pm Eastern time on January 31, 2013.

This amendment is being filed solely for the purposes of incorporating by reference executed versions of agreements that were previously filed with the Registration Statements on Form S-1, as well as any current reports on Form 8-K that have been filed since effectiveness of the Registration Statements.  Other than these changes, there have been no changes to the information included in the Registration Statements.

In connection with the foregoing request, the Registrants acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Registrants may not assert Staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (415) 593-5464 or Keir D. Gumbs at (202) 662-5500 if you have any questions in response to this request.

Sincerely,

/s/ Natasha Cupp

Natasha Cupp
Corporate Counsel
Prosper Marketplace, Inc.

cc:	Keir D. Gumbs
Covington & Burling LLP
1201 Pennsylvania Avenue, NW
Washington, DC 20004